Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following are prepared remarks used for a conference call held on January 22, 2015 by Royal Bank of Canada to discuss its proposed acquisition of City National Corporation.]

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

ROYAL BANK OF CANADA TO ACQUIRE CITY NATIONAL CORPORATION CONFERENCE CALL THURSDAY, JANUARY 22, 2015

DISCLAIMER

THE FOLLOWING SPEAKERS’ NOTES, IN ADDITION TO THE WEBCAST AND THE ACCOMPANYING PRESENTATION MATERIALS, HAVE BEEN FURNISHED FOR YOUR INFORMATION ONLY, ARE CURRENT ONLY AS OF THE DATE OF THE WEBCAST, AND MAY BE SUPERSEDED BY MORE CURRENT INFORMATION. EXCEPT AS REQUIRED BY LAW, WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE THE INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THESE SPEAKERS’ NOTES ARE NOT A TRANSCRIPT OF THE WEBCAST AND MAY NOT BE IDENTICAL TO THE COMMENTS MADE DURING THE WEBCAST. YOU CAN REPLAY THE ENTIRE WEBCAST UP TO APRIL 22, 2015, WHICH INCLUDES A QUESTION AND ANSWER SESSION, BY VISITING THE ROYAL BANK OF CANADA (“RBC”, “WE” OR “OUR”) WEBSITE AT RBC.COM/INVESTORRELATIONS.

IN NO WAY DO WE ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON OUR WEBSITE OR IN THESE SPEAKERS’ NOTES. USERS ARE ADVISED TO REVIEW THE WEBCAST ITSELF AND OUR FILINGS WITH THE CANADIAN SECURITIES REGULATORS AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation (“City National”) by Royal Bank of Canada (“RBC”), the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of RBC and City National. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where RBC and City National do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which RBC and City National operate; judicial or regulatory judgments and legal proceedings; RBC’s ability to complete the acquisition and integration of City National successfully; and other factors that may affect future results of RBC and City National including timely development and introduction of new products and services, RBC’s ability to cross-sell more products to customers and technological changes.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in RBC’s 2014 Annual Report on Form 40-F and City National’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). RBC’s material general economic assumptions underlying certain of the forward-looking statements in this communication are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

In connection with the proposed transaction, RBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National and a Prospectus of RBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving RBC and City National will be submitted to City National’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about RBC and City National, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to RBC, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

RBC, City National, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding RBC’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National’s directors and executive officers is available in City National’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

PREPARED REMARKS

AMY CAIRNCROSS – VICE-PRESIDENT & HEAD, INVESTOR RELATIONS

Good morning everyone and thank you for joining us.

Presenting this morning will be Dave McKay, President and Chief Executive Officer and Janice Fukakusa, Chief Administrative Officer and CFO.

Following their comments we will open the call for questions from analysts.  The call is 30 minutes long and will end at 9:00 am.

To give everyone a chance to participate, please keep it to one question and then re-queue. We will be posting managements’ remarks on our website shortly after the call.

As noted on slide 2, our comments may contain forward-looking statements, which involve applying assumptions, and have inherent risks and uncertainties.  Actual results could differ materially from these statements.

Also, please note that all financial information in the prepared remarks is in U.S. dollars.

I will now turn the call over to Dave McKay.

DAVE MCKAY, PRESIDENT & CHIEF EXECUTIVE OFFICER

Thank you Amy and good morning everyone.

Today I’m very excited to announce that RBC has entered into an agreement to acquire City National Corporation, a premier U.S. private and commercial bank with a growing wealth and asset management business.

You’ve heard me mention for some time that we want to enhance our U.S. franchise by adding product capabilities to better serve our clients.  City National is the perfect fit.

It is uniquely focused on serving high net worth and commercial clients in high growth markets;

It is a high-quality franchise with a long track record of profitable growth; and

It is a great cultural fit with RBC as both companies share a strong commitment to client service and doing what’s right.

By combining RBC’s scale and strength with City National’s capabilities and position in attractive markets, we will create a powerful platform for long-term growth in the U.S.

Please see slide 3 as it provides a brief summary of the transaction.

The total purchase price is approximately US$5.4 billion dollars, which will be paid with approximately 2.7 billion dollars in cash and approximately 44 million RBC shares.

This deal offers long-term earnings growth and, given the strength of our capital position, it will not impact our ongoing capital management program.  In a few minutes, Janice will walk through the transaction in more detail.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

Like me, Russell Goldsmith, the current CEO of City National, is enormously excited about this opportunity.  As a sign of Russell’s commitment, the Goldsmith family will receive RBC shares for their entire City National holdings, a large portion of which they have committed to hold for the medium term.

City National’s headquarters will remain in Los Angeles and Russell will continue in his role as CEO of City National and will report directly to me.

Once the transaction closes, we will combine our U.S. Wealth Management operations with City National into one line of business to be reported as part of our Global Wealth Management segment.

John Taft, RBC’s U.S. Wealth Management CEO, will report to Russell and will be responsible for leveraging City National’s private and commercial banking expertise to expand the financial solutions provided by our investment advisors.

So now let me tell you more about the strengths of City National’s franchise, starting on slide 4.

City National is a specialist private and commercial bank that delivers customized banking, credit and wealth solutions. It has an award-winning commercial banking platform with expertise in entertainment, real estate, technology and healthcare.

City National’s clients are largely high net worth individuals and commercial enterprises, two of the fastest growing client segments in the U.S. as you can see on slide 5.

Turning to slide 6, one of the greatest strengths of City National’s franchise is that it’s strategically positioned in the largest and most attractive U.S. markets such as New York, Los Angeles and the San Francisco Bay Area. In fact, the combined high net worth population of these three markets is over four and a half times the entire high net worth population of Canada.

Like RBC, City National has a great reputation as a client-focused company, and has received many awards for its excellent customer service.  A considerable amount of City National’s growth has come from referrals, demonstrating the great reputation it has among its clients.
With its high touch approach and a broad suite of products and services, City National has developed deep relationships with its clients. For example, nearly half of City National’s clients have 5 or more products, and over half use City National for both their personal and business banking needs.

City National’s client and market strategy has produced a strong track record of both loan and deposit growth, handily outpacing the industry average, as you can see on slide 7.

Like RBC, City National has a conservative and disciplined risk profile. Its loan portfolio is well diversified and its credit performance has outperformed the industry through the cycle, due mainly to the quality of its clients.

Turning to slide 9, City National has a market leading deposit franchise across a branch light footprint. In fact, its average deposits per branch are over four times the median of mid-sized U.S. banks.

Additionally, City National is highly asset sensitive and is well positioned for rising rates as over 60 percent of deposits are non-interest bearing and nearly 80 percent of its loans are at either floating or adjustable rates.

Turning to City National’s wealth management franchise on slide 10.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

City National provides investment management and advisory services that complement RBC’s current product offerings.  Its wealth and asset business is a high-quality franchise, and has been ranked by Barron’s as one of the top 40 U.S. wealth managers for the past 14 years.  It is also growing fast, and since 2011 has seen double digit growth in client assets, now over 61 billion dollars, and double digit growth in fee income.

As you can see on slide 11, City National is exceptionally strong on a standalone basis, and, when combined with RBC, creates a powerful and scalable engine for growth.

First, it allows RBC to expand into U.S. private and commercial banking, creating one of North America’s leading full-service private and commercial banks.

RBC’s U.S. Wealth Management business has been recognized by J.D. Power as a top U.S. service and advisory franchise, and for some time we have been focused on adding product capabilities to better serve our U.S. clients.

We’ll now be able to offer City National’s full suite of banking products – including commercial lending, private banking, cash management and other services – to the 340,000 U.S. Wealth Management households, 204,000 cross border clients and 88,000 Canadian commercial clients we serve.

Second, this deal enhances our overall U.S. wealth and asset management businesses, creating a combined platform with approximately 320 billion dollars in client assets.

It also expands the distribution channels for both City National and RBC asset management products as we will have around 2,100 advisors distributing products on both banks’ platforms.

In addition, City National clients will have access to RBC Capital Markets’ advisory, capital raising and risk management capabilities.

Third, this transaction allows us to extend RBC’s commercial and corporate capabilities to City National’s key industry specializations.  For example, being a top 10 investment bank we can leverage RBC Capital Markets’ large technology practice to broaden and deepen City National’s middle-market and new venture platform. In addition, we can expand City National’s commercial platform by adding verticals that RBC has sector expertise in, such as energy.

If you turn to slide 12, you’ll note that we expect to achieve a number of synergies.

First, on the expense side, while we will preserve City National’s high-touch client strategy which has been key to its success, we see opportunity to consolidate infrastructure across businesses and achieve benefits of scale across functional areas like procurement and technology.  We will also improve productivity by cross-selling City National products to RBC clients and vice versa.

Second, we’ll be able to build our deposit base from our Wealth Management and Capital Markets clients, and deploy low cost sweep balances from our U.S. Wealth Management as an attractive source to fund City National’s future loan growth.

Lastly, we see many long-term growth opportunities, including increasing City National’s market penetration in its existing footprint, and accelerating expansion into new high growth U.S. markets.

In conclusion, this deal aligns with RBC’s strategic goals, gives us best-in-class capabilities that enhance and complement our existing U.S. businesses, and creates a powerful platform for long-term growth that I’m confident will deliver significant value to our shareholders.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

It is a great transaction for both RBC and City National, and we can now serve our clients in a way that wasn’t previously possible.

Before I turn it over to Janice, I’d like to mention that City National has a great team of about 3,600 employees – or colleagues, as they call themselves – that, like RBC employees, are very focused on collaboration and building deep, long-lasting relationships with their clients.

I’ve had the opportunity to visit several City National branches and have met with many City National colleagues, and I’ve been very impressed with the depth and breadth of their expertise and experience. I’m enormously excited to have Russell and his talented team join RBC.

With that, I will now turn it over to Janice who will discuss the financial aspects of this transaction.

JANICE FUKAKUSA. CHIEF ADMINISTRATIVE OFFICER AND CHIEF FINANCIAL OFFICER

Thanks Dave.

Turning to the transaction details on slide 13.

As Dave mentioned, the total consideration is approximately US$5.4 billion dollars, or 93.80 dollars per share of City National, comprised of, on average, approximately 47.25 dollars in cash and 0.7489 RBC common shares for each share of City National common stock.  City National common shareholders can elect to receive either cash or shares for their consideration, subject to certain adjustments. The aggregate consideration will be paid with approximately US$2.7 billion dollars in cash and approximately 44 million RBC shares.

We expect that City National’s loan, deposit, revenue and earnings growth will be on average above 10 percent through years 1 to 5.

In addition, as Dave outlined, we estimate that this deal will generate significant synergies.  In year 3 we expect to generate synergies of 100 million dollars, which are made up of 70 million dollars in expense synergies and 30 million dollars in deposit synergies.

By year 5 we expect to generate 210 million dollars, which includes 120 million dollars from expense and deposit synergies, and 90 million dollars from expansion opportunities.

The transaction costs are 181 million dollars pre-tax, most of which we will incur in year one.

I would point out that we have factored in all expenses, capital and operational costs associated with City National being part of our U.S. Bank Holding Company with assets greater than 50 billion dollars.

This transaction is expected to be accretive to earnings per share in the latter part of year 3, excluding amortization of intangibles, and accretive to earnings in year 2.

We’ve been working on this transaction for some time – during which interest rate forecasts have been very volatile. As City National is an asset sensitive company, this volatility impacted our performance outlook.  To be conservative, our financial model reflects recent changes in the forward curve.  An improving U.S. economy should result in rising interest rates, which would be favourable to our projections.

Given our strong capital base and internal capital generation, we expect to maintain our ongoing capital management program, and we expect to maintain a Common Equity Tier 1 ratio at closing broadly in line with our current level which was 9.9% as at October 31, 2014.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

I would note that today our stock will trade ex-dividend.

The deal is expected to close in the fourth quarter of calendar 2015 subject to customary conditions, including regulatory approvals and a 50.1% approval from City National shareholders.

At this point, I will now turn the call over to the operator to begin questions and answers. Please limit yourself to one question and then re-queue. Thank you.